SAN WEST, INC.

10350 Mission Gorge Road

Santee, California 92071

Telephone (619) 258-8770

February 17, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Application for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 8, 2010, Commission File No. 333-156706

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, San West, Inc. (the “Registrant”) hereby requests the withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 8, 2010, Commission File No. 333-156706, (the “Registration Statement”).  The Registrant is making this application, inasmuch as it was informed by the Commission that its previous auditors, The Blackwing Group, LLC of Independence, Missouri, were no longer certified to conduct audits as required by rules and regulations of the Commission.  No securities were sold in connection with the Registration Statement.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible.  We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by us to the Commission in connection with the filing of the Registration Statement be credited to our account for future use by San West, Inc.  Please fax a copy of the written order to us, attention Frank J. Drechsler at (714) 724-3355, and to the attention of our counsel, Norman T. Reynolds, Esq. of the Norman T. Reynolds Law Firm at (713) 621-0230.

If you have any questions with respect to this matter, please call Mr. Reynolds at (713) 503-9411.  Thank you for your assistance in this matter.

Very truly yours,

/s/Frank J. Drechsler

Frank J. Drechsler,

Chief Executive Officer